DESCRIPTION OF TELENAV, INC. CAPITAL STOCK

The following description of Telenav, Inc.’s (the “Company”) capital stock is a summary that is not complete and is qualified in its entirety by reference to the Company’s Second Amended and Restated Certificate of Incorporation filed on May 18, 2010, as amended on November 27, 2012 (“COI”), and Amended and Restated Bylaws, effective as of May 18, 2010 (“Bylaws”).

General
The Company’s authorized capital stock consists of 600,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Common stock
Holders of the Company’s common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of the Company’s common stock are entitled to receive dividends ratably, if any, as may be declared by the Company’s board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon the Company’s dissolution, liquidation or winding up, holders of the Company’s common stock are entitled to share ratably in the Company’s net assets legally available after the payment of all of the Company’s debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of the Company’s common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future. All of the Company’s outstanding shares of common stock are fully paid and nonassessable.

Preferred stock
The Company’s board of directors is authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock in one or more series and to fix or alter the designations, rights, preferences and privileges and any qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series, any or all of which may be greater than the rights of common stock.

Anti-takeover effects of the COI, Bylaws and Delaware law
The Company’s COI and Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. The Company expects these provisions and certain provisions of Delaware law, which are summarized below, to discourage coercive takeover practices and inadequate takeover bids.

These provisions are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with the Company’s board of directors. The Company believes that the benefits of increased protection of the Company’s potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company.
Undesignated preferred stock.    As discussed above, the Company’s board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.
Limits on the ability of stockholders to act by written consent or call a special meeting.    The COI provides that the Company’s stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of the Company’s capital stock would not be able to amend the COI or Bylaws or remove directors without holding a meeting of the Company’s stockholders called in accordance with the Bylaws.
In addition, the COI and Bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board of directors, the chief executive officer or the Company’s board of directors. Stockholders may not call a special meeting, which may delay the ability of the Company’s stockholders to force consideration of a proposal or for holders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.
Requirements for advance notification of stockholder nominations and proposals.    The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Company’s board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Board classification.    The COI provides that the Company’s board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. The Company’s classified board of directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Election and removal of directors. The COI and Bylaws contain provisions that establish specific procedures for appointing and removing members of the Company’s board of directors. Under the COI and Bylaws, vacancies and newly created directorships on the Company’s board of directors may be filled only by a majority of the directors then serving on the board of directors. Under the COI and Bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.
No cumulative voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the COI provides otherwise. The COI and Bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the Company’s board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Company’s board of directors to influence the Company’s board of directors’ decision regarding a takeover.
Delaware anti-takeover statute.    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the Company’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•
at or subsequent to the date of the transaction, the business combination is approved by the Company’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The Company expects the existence of this provision to have an anti-takeover effect with respect to transactions the Company’s board of directors does not approve in advance. The Company also anticipates that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Registration rights
A few of our existing stockholders are entitled to registration rights that enable them to include their shares in certain registration statements we may file to allow for the resale of their shares to the public.